Exhibit 99.1

Management’s Discussion and Analysis
First Quarter Ended March 31, 2012

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. and its subsidiaries (“Baja” or the “Company”) provides analysis of the Company’s financial results for the quarter ended March 31, 2012. All financial information included in this MD&A, including comparatives, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following information should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2012 and notes to those financial statements, all of which are available on the SEDAR website at www.sedar.com. Financial information is expressed in United States dollars, unless stated otherwise. This MD&A is current as of May 11, 2012.

Caution on forward-looking information

This MD&A contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Corporate Outlook” and elsewhere in this MD&A, and may include statements regarding exploration results, mineral resource estimates, projected liquidity, capital expenditures, available capital resources and the potential availability of short-term and long-term financing, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project (“Boleo” or the “Project”), and the issuance of required permits; the need to obtain additional financing to fund current working capital needs and to fund cost overruns to enable the Company to resume drawing on its existing senior debt facilities, the uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2011, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates

This MD&A and other information released by Baja uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja are in compliance with NI 43-101, and also qualify as reserves under the SEC’s standards.

Risk factors

In addition to those presented below, readers should carefully consider the additional risks and uncertainties described in the Company’s Annual Information Form for the year ended December 31, 2011 before deciding whether to invest in the common shares of Baja:

The Company may be unable to continue as a going concern

On April 23, 2012, the Company announced that, while the review was not yet complete, the Company had identified a projected cost increase in the capital costs of the Project of approximately $246 million after exhausting existing contingency and cost overrun facilities. The funding shortfall of $246 million was estimated after considering existing cost overrun facilities of $100 million and approximate additional cost contingencies of $54 million, suggesting a total estimated cost overrun of approximately $400 million.

The Company’s loans are subject to numerous conditions and requirements. The majority of conditions and requirements with respect to the senior debt are within the Company’s control but several permits, licenses, authorizations and approvals rely on government or regulatory cooperation and are outside the control of the Company. A further condition of the senior debt facilities is that the Project capital cost overruns not exceed the existing cost overrun facilities. As a result of the funding shortfall, no further funds will be available from the Company’s senior loan facilities unless an acceptable funding solution is provided to the Company’s primary lenders. Should the Company not be permitted to continue drawing on its loans, it would not have the resources available to continue with the development of the Project and may be required to shut down.

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to (i) obtain financing to satisfy short-term liquidity requirements, (ii) obtain further financing to fund the before mentioned funding shortfall, (iii) complete the development of its Boleo Project, (iv) obtain all requisite permits as stipulated in the senior debt agreements, and (v) establish profitable operations. As a result, there is substantial doubt that the Company will be able to continue as a going concern.

The Company faces a liquidity crisis

The Company is dependent on the availability of its senior loan facilities to fund ongoing construction and other costs associated with the Project. The Company currently has limited cash resources available to it as a result of its inability to draw on its senior loan facilities. At May 4, 2012, the Company’s subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), which holds all mineral and property rights in the Project, had $41 million of unrestricted cash and a further $23.9 million in its restricted intermediary account. The availability of the Company’s restricted project funds, including an anticipated draw of $23.9 million on May 17, 2012, may also be limited as a result of the Company’s recently announced cost overruns.

Baja Mining Corp. MD&A Q1 2012	2

Monthly expenditures associated with the Project are approximately $60 million. As a result, the Company is seeking to implement an aggressive cash flow management strategy, but the Project may be required to be shut down without a cash injection by mid-June 2012 at the latest.

The Company is in discussions with its lenders; Korea Resources Corporation, LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively the “Consortium”); and other parties to improve the liquidity position of the Company and the Project and to obtain further short-term and long-term financing to fund the financing shortfall resulting from the projected cost overruns.

Management believes that, based on the underlying value of Boleo, it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis, and while the Company has been successful in obtaining its required funding in the past, there is no assurance that such financing will be available in the near term, or be available on favourable terms, or at all. Factors that could affect the availability of financing include the magnitude of the identified cost overruns of the Project, uncertainty as to the size of potential unidentified cost overruns, the sharp decline in the Company’s share price, senior lender’s requirements and agreement with the Consortium, the state of international debt and equity markets, the timing of any required shareholder approvals in connection with financing alternatives, investor perceptions and expectations concerning the attractiveness of the mining project, and global metals markets.

Capital costs may exceed previous estimates

The capital costs of the Project are subject to a number of estimates, including, but not limited to, the prices of metals and key consumables, including steel and fuel, as well as to changes in scope and design. The Project could prove to be uneconomic for commercial operations should the capital costs of the project increase beyond current estimates.

The development schedule may be subject to change

The development schedule of the Project may be subject to change due to factors which may or may not be within the control of the Company’s management. Such factors may include, but are not limited to, insufficient project funding, natural disasters, unavailability of construction materials or permits, and work stoppage due to labour actions.

Change in management and the Board

On April 17, 2012, the Company announced that Gerald Prosalendis had resigned from the Board of Directors of the Company (the “Board”) and on April 23, 2012, the Company announced that Tom Ogryzlo, Wolf Seidler and Graham Thody had resigned from the Board. On May 7, 2012, the Company announced a reconstituted Board with the appointment of Tom Ogryzlo, Wolf Seidler, Lorie Waisberg and Stephen Lehner. On May 14, 2012, the Company announced the appointment of Lorie Waisberg as Chairman of the Board, the resignation of John Greenslade as a director, President and Chief Executive Officer (“CEO”) of the Company and the appointment of Tom Ogryzlo as interim CEO, pending the hiring of a permanent replacement. Any failure by the Company’s interim CEO or any successor CEO or the Company’s management team to perform as expected may have a material adverse effect on our business, results of operations and financial condition. This risk may be exacerbated by the uncertainties associated with the current cost overruns and the related liquidity issues.

Retention of key management personnel

The Company is dependent upon its key management personnel who are responsible for developing and operating the Project, exploration, mine and plant design, human resources and financing strategies. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Project. The Company’s ability to obtain financing, manage its development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company’s short-term liquidity concerns and funding shortfall has caused considerable uncertainty and there can be no assurance that the Company will be able to continue to attract and retain such personnel.

Baja Mining Corp. MD&A Q1 2012	3

Threatened and Potential Litigation
The Company’s recently announced cost overruns and related issues may cause the Company to become involved in legal proceedings in the future that, if adversely adjudicated or settled, could adversely affect the Company’s financial results.

As a result of the recent cost overruns, the Company has been the subject of threatened litigation and may become party to such litigation in the future. In general, litigation claims can be expensive and time consuming to bring or defend against and could result in settlements or damages that could significantly affect financial results. The Company intends to vigorously contest any such litigation claims to the extent of any available defenses. However, it is not possible to predict the final resolution to any litigation to which the Company may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition could be material.

Financial highlights

	March 31	December 31
(USD thousands unless otherwise noted)	2012	2011

Cash and cash equivalents	54,427	39,625
Working capital	40,939	(159,733)
Modified working capital (1)	40,939	35,175
Senior debt	325,037	152,018
Subordinated debt	238,678	233,797

(1)

The Company's financial statements are prepared in accordance with IFRS. Modified working capital is a non-IFRS measure which is defined as current assets less current liabilities, adjusted to add back current senior debt and current derivative liabilities. Refer to page 16 for reconciliations of working capital to modified working capital.

	Three months ended
	March 31
(USD thousands unless otherwise noted)	2012	2011

Capital expenditures - property, plant and equipment	(130,377)	(35,318)
(Loss) income	(30,200)	(42,772)
(Loss) income attributable to shareholders	(21,344)	(32,814)
(Loss) income per share - basic	(0.06)	(0.10)
Modified loss (1)	(5,864)	(6,128)
Modified (loss) income attributable to shareholders (1)	(2,974)	(5,493)
Modified (loss) income per share - basic (1)	(0.01)	(0.02)

(1)

The Company's financial statements are prepared in accordance with IFRS. Modified loss is a non-IFRS measure which is defined as loss before foreign exchange, fair value adjustment on derivative instruments and change in estimate. Refer to page 16 for a reconciliation of (loss) income to modified (loss) income.

Baja Mining Corp. MD&A Q1 2012	4

First quarter and recent events

  The Company has identified a projected cost increase of approximately $246 million after exhausting existing contingency and cost overrun facilities. The funding shortfall of $246 million was estimated after considering existing cost overrun facilities of $100 million and approximate additional cost contingencies of $54 million, suggesting a total estimated cost overrun of approximately $400 million. The Company is reviewing the updated cost projections for accuracy and is exploring various options to defer or reduce costs.

  No further funds will be available from the Company’s senior loan facilities unless an acceptable funding solution is provided to the Company’s primary lenders. As a result, the Company has implemented an aggressive cash flow management strategy, but the Company currently has limited cash resources available to it as a result of its inability to draw on its senior loan facility and the Project will not be able to proceed without a cash injection by mid-June 2012 at the latest.

  Management has initiated discussions with the Project’s lenders, the Consortium and additional third parties to develop an acceptable remedy immediately, but prior to mid-June 2012, which would allow the Project to continue drawing on available loan facilities once the cost overrun is funded. While the Company is seeking to have this remedy in place by June 2012, there can be no assurance that financing sufficient to satisfy the Company’s lenders will in fact be available by that date.

  Overall construction at the Project continues to advance, but the schedule is coming under pressure to meet existing production targets. Subject to the availability of sufficient financing, the Company continues to target copper production for the first half of 2013.

  The Company is considering the deferral of the cobalt and zinc circuits in order to ease pressure on the copper circuit construction schedule. Agreement by lenders and the Consortium is required prior to finalizing such a change.

  The site-based workforce at the Project, including contractors, exceeded 2,800 workers as of the date of this MD&A.

Overview

Baja Mining Corp. was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company has one project at this time, the Project, which is a copper-cobalt-zinc-manganese deposit located near Santa Rosalia, Baja California Sur, Mexico. The Project is currently under construction and surface and underground mining activities have commenced.

The Company owns a 70% interest in the Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owns 70% of the shares of MMB. MMB holds all mineral and property rights in the Project. The remaining 30% of MMB is owned by the Consortium, the members of which acquired their interest in June 2008.

The previously announced cost overrun is creating a strain on the construction of the Project due to the uncertainty around the availability of financing. This has caused lender, supplier and market uncertainty, which may put additional pressure on the copper production schedule. However, the Company is currently projecting that if the Project continues to progress as anticipated, the Company will meet the development schedule, which provides for mechanical completion and commissioning of the copper circuits in late 2012 and early 2013, respectively, to allow for first copper production during the first half of 2013. Delays in securing financing may impact the current schedule.

Baja Mining Corp. MD&A Q1 2012	5

Corporate Outlook

Management’s primary focus is to secure additional financing in the near term to complete the development of Boleo consistent with the original timeline of first copper production during the first half of 2013, while minimizing dilution to existing shareholders. Management is committed to implementing more robust systems to improve forecasts and project controls going forward such that costs can be monitored regularly against budgets and strategies implemented to avoid further overruns.

With less than one year remaining until mechanical completion, subject to the availability of financing, the Company is focused on the following key project development activities:

a)	Receiving the final permits required by the senior lending agreements;
b)	Monitoring costs against budget;
c)	Substantial completion of engineering;
d)	Completion of procurement;
e)	Managing site construction;
f)	Demonstrating a comprehensive framework for operational readiness; and
g)	Continued hiring and training of quality staff.

The Company is committed to more closely managing its Engineering, Procurement, and Construction Management (“EPCM”) contractor and its key vendors to maintain focus on the above key project development activities in order to keep the Project on target for commissioning and the commencement of copper production.

Project development activities

Boleo is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego, California. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The Project is located within the “buffer zone” of the El Vizcaíno Biosphere (“El Vizcaíno”), a Mexican National environmental reserve; and the required Environmental Impact Manifest has been approved by Mexican authorities, allowing the Project to be built and operated in the buffer zone of El Vizcaíno.

Boleo is being developed as a series of underground mines using a room-and-pillar mining method, along with small open-cut mines. The ore will be fed to a processing plant, which will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, likely at some point, manganese, probably as manganese carbonate. The plant is expected to produce, on average, 125 million pounds of copper per year for the first 6 years at an average grade above 2% and 84 million pounds of copper per year thereafter at an average grade of 1.33% (based on the currently schedule mine life). Based on present reserves and the current mine plan, the scheduled life of mine is 23 years.

Management has identified projected cost increases as a result of its capital cost review

While the review is not yet complete, the Company has identified a projected cost increase of approximately $246 million after exhausting existing contingency and cost overrun facilities. The funding shortfall of $246 million was estimated after considering existing cost overrun facilities of $100 million and approximate additional cost contingencies of $54 million, suggesting a total estimated cost overrun of approximately $400 million. Financing for the Project was based on a 2010 projected go-forward funding requirement of $1.143 billion. The projected $246 million cost increase represents a 21.5% increase over the 2010 funding requirement.

Baja Mining Corp. MD&A Q1 2012	6

Management attributes the projected cost increase to a variety of pressures including change of scope, design improvements and price increases in key consumables, such as steel and fuel. This current estimate exceeds previous forecasts, which were based in part on cost trend analysis.

The Company is taking action at its corporate office in Vancouver and at the Project site in Mexico to affect more stringent cost controls. The Company is actively taking steps to conserve cash and manage the Company’s short-term cash flow. The Company expects to appoint external financial consultants specializing in performance improvement to review, among other things, cash and cost controls.

The Company is reviewing the updated cost projections for accuracy and is exploring the potential of various options to defer or reduce costs. As part of its effort to defer or reduce costs, Baja is reviewing alternatives for deferring some or all of the non-copper producing circuits at the Project to allow cost deferral and a focus on higher valued copper production. In conjunction with the Company’s appointment of a new Chair of the Board and interim CEO, the Company will continue to review all key roles in the Company and will implement restructuring initiatives as required.

Management is committed to establishing more robust systems to improve forecasts and project controls to better manage costs going forward

All engineering, procurement and construction management activities are being centralized at the project site from Mexico City, including all project controls personnel. A third party engineering firm is being retained to critically review project management practices and systems while management is in the process of engaging an international firm to undertake a thorough construction audit. Management expects to introduce additional controls following the review of its current project management practices and systems.

Dennis Bailey has been promoted to Vice President Construction and Development of MMB. Mr. Bailey replaces Mike Shaw, who resigned on April 25, 2012. Mr. Bailey takes over responsibility for engineering, construction, procurement and project management of the Project and its major contractors, including the construction schedule and budget.

Mr. Bailey will work closely with Adam Wright, Chief Operating Officer, and Charles Hennessey, Vice President Operations, to control project costs and improve management of the construction project until completion.

The Company is exploring options for funding the financing shortfall

Under the Project's lending agreements, the projected cost increase requires Baja and the Consortium to fund the shortfall. Baja has initiated discussions with the Project's lenders, the Consortium and third parties to develop an acceptable remedy immediately to allow the Project to resume drawing on available loan facilities once the Project cost overrun is funded. Baja is cognizant that financing may subject the project to further risk management strategies including but not limited to additional cost overrun facilities in excess of the $100 million of cost overrun facilities already in place.

While discussions with the Consortium have been positive and the Consortium members remain supportive of the Company and the Project, the Company is concerned that an approval process in regards to the potential funding solutions being investigated may not be completed as quickly as required even if approved by the Consortium.

As a result of the financing shortfall, the Company is not in compliance with all covenants associated with its senior debt facilities as of the date of this MD&A. See the section entitled “Liquidity and Capital Resources”.

Baja Mining Corp. MD&A Q1 2012	7

The Company’s management and Board of Directors has changed composition

On April 17, 2012, the Company announced the resignation of Gerald Prosalendis from the Board of Directors for personal and family reasons. Baja further announced the resignations of Graham Thody, Tom Ogryzlo and Wolf Seidler from the Company’s Board on April 23, 2012, temporarily reducing the size of the Board to three members.

On May 7, 2012, the Company announced that the Board had been reconstituted to include Tom Ogryzlo, Wolf Seidler, Stephen Lehner and Lorie Waisberg. Lorie Waisberg has been appointed Chair of the Board.

The Company announced on May 14, 2012 that John Greenslade has resigned his positions as CEO and President and also resigned from the Company’s Board. Tom Ogryzlo has been appointed interim CEO.

The Company has engaged external advisors to assist the Company through this critical period. KPMG LLP has been engaged by management and the Company’s Audit Committee to read and provide comments on the Company’s condensed interim consolidated financial statements for the quarter ended March 31, 2012.

Construction of Boleo is advancing toward planned start of operations in 2013

Subject to the availability of financing, the anticipated 2012 construction milestones include:

  Commencement of the erection of the ball mill and scrubber;

  Completion of acid plant converter and counter current decantation (“CCD”) thickeners;

  Completion of berths 1 and 3 of the marine terminal; and

  Sufficient mechanical completion of copper circuits to allow commissioning.

The EPCM contractor has advanced project engineering to 95% completion as of March 31, 2012. Overall engineering activities and staffing will begin to reduce over the coming months with detailed engineering expected to be completed by mid-2012.

The marine terminal continues to make progress, as does the associated area of the sea water intake structure and equipment. Structural steel fabrication delays are receiving significant attention and the shipment of steel remains a high priority. To mitigate any additional structural steel delays, the Company has approved the addition of a second steel fabricator. Management is constantly evaluating pressures which may impact the schedule and implementing mitigation strategies in order to maintain the planned schedule for copper mechanical completion before the end of 2012.

Three 2.5 megawatt power generators became operational in February 2012. These three generators are supplying electrical power for the construction activities, for initial mining operations and for the camp. During the production phase, the increased power demand will be provided by three additional generators, each with 7.7 megawatts of capacity, and from the cogeneration of power from the burning of sulphur in the acid plant. Construction of the mine maintenance facility was completed early in 2012, a slight delay from the planned timing for occupancy of December 2011. Camp construction was completed, and the interior construction work for the on-site laboratory is substantially complete and the facility is operational.

Under the provisions of the senior debt agreements, the Company was required to obtain certain permits prior to April 30, 2012. Although management continues to attend to this matter, the permits were not acquired by the deadline as a result of a change in procedures introduced by the regulator during the permitting process. The Company expects that it will be able to obtain the required permits or will be granted a waiver to extend the deadline.

Baja Mining Corp. MD&A Q1 2012	8

Surface and underground mining are underway

The surface mining group was primarily focussed on construction support activities during the period; including development of the M-302 mine portal pad and exposing historical mine adits. The surface mining group also focussed on selective ore production which resulted in approximately 18,600 wet tonnes of manto ore stockpiled during the first quarter of 2012.

The Company is experiencing lower than expected results from underground mining, primarily resulting from ground conditions and equipment availability. Although the underground mine development was slower than expected, there was advancement at the M-301 and M-303 mines. Operator skill training continued using equipment vendor representatives and experienced Company staff.

To ensure production targets for stockpiled ore are met prior to completion of the processing facilities, the Company is negotiating with a third party contract miner. The contract miner will supply their own equipment and operate in a designated area for a fixed period of time. This will not change the existing mining workforce or reduce its efforts. There is a significant additional annual cost associated with the use of a contract miner; however, this ensures that ore production targets will be met.

The on-site laboratory, although not complete, is functioning and assaying samples from the mine and from the fresh and sewage water treatment plants. Certain laboratory equipment has been installed and calibrated and technicians continue to receive training on the operation of the units. Installation of additional laboratory equipment will continue as it arrives on site.

Exploration drilling program is concluding

The Company’s 8,500 meter infield drill program to explore for additional reserves in manto 4 and to upgrade inferred resources to the indicated status or higher in mantos 2 and 3 is nearing completion. Drilling has finished, while sample preparation and assaying are still ongoing.

Review of operating results

Comparison of the three-month period ended March 31, 2012 to the three-month period ended March 31, 2011

For the three-month period ended March 31, 2012, the Company recorded a loss attributed to its shareholders of $21.3 million or $0.06 per share (basic) as compared to a loss attributed to its shareholders of $32.8 million or $0.10 per share (basic) for the same period in 2011. The decrease in loss was primarily driven by a lower mark to market adjustment on the Company’s derivative instruments carried at fair value and a lower foreign exchange loss than those recognized in the first quarter of 2011.

Operating expenses during the quarter ended March 31, 2012 were $5.7 million compared to $5.8 million for the same period in 2011. A summary of the most significant differences are discussed below:

  Shareholder information: $1.8 million ($0.3 million in 2011) – the increase in expense is the result of $1.5 million incurred by the Company in a proxy contest requisitioned by Mount Kellett Master Fund II A LP
  (“Mount Kellett”). A special meeting of shareholders was held on April 3, 2012 where shareholders voted to maintain the Board in place as of the meeting date.

  Wages: $1.2 million ($1.0 million in 2011) – the increase in wages in 2012 compared to the corresponding quarter in 2011 is the result of an increase in the Company’s overall labour force to execute the corporate vision, mission and goals of the Company.

Baja Mining Corp. MD&A Q1 2012	9

  Stock-based compensation: $0.7 million ($1.6 million in 2011) – the decrease in stock-based compensation predominantly relates to the timing of stock option vesting for stock options granted to employees and board members following the completion of Project financing in November 2010. The Company has not completed a significant grant of stock options since that time, which resulted in a lower expense in the first quarter of 2012 as compared to 2011.

Other items

  Foreign exchange loss: $2.3 million (loss of $5.4 million in 2011) – during the quarter ended March 31, 2012, the Canadian dollar strengthened against the US dollar by a lesser amount than in the same period of the prior year resulting in a lower foreign exchange loss. The foreign exchange loss is primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Project;

  Fair value loss related to derivative instruments: $22.0 million (loss of $31.2 million in 2011) – the Company recognized fair value adjustments on its derivative contracts as follows:

o

$30.5 million loss on its zero cost collar copper hedge contracts, compared to a loss of $31.1 million recognized in 2011. The losses are comparable and resulted from an increase in forward copper prices from the previous year-end;

o

$8.4 million gain on its purchase put option related to the Company’s equity cost overrun facility, which was a loss of $0.1 million in 2011. The primary reason for the increase in the put option value, and the resulting gain in the first quarter of 2012, was the result of an increase in management’s expectation of the probability of drawdown of the cost overrun facility;

o

$0.6 million gain due to a fair value decrease since December 31, 2011 on the Company’s mandatory prepayment derivative liability related to the Baja funding loan compared to $nil in the first quarter of 2011 as the Company did not draw on the Baja funding loan until the second quarter of 2011; and

o

$0.4 million loss due to a fair value increase since December 31, 2011 on the Company’s mandatory prepayment option related to the US Exim loan compared to $nil in the first quarter of 2011 as the Company did not draw on the US Exim loan until the fourth quarter of 2011.

Review of quarterly results

The eight most recently completed quarters prior to March 31, 2012:

	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2010	2010	2010	2011	2011	2011	2011	2012
Total	$-	$-	$-	$-	$-	$-	$-	$-
Revenues ($’000)
Income (loss) for the	$4,366	$(4,062)	$(65,499)	$(32,814)	$(5,764)	$60,177	$(10,087)	$(21,344)
period attributable to
common shareholders of
the Company ($’000)
Basic income (loss) per	$0.03	$(0.03)	$(0.28)	$(0.10)	$(0.02)	$0.18	$(0.03)	$(0.06)
share for the period
Diluted income (loss) per	$0.03	$(0.03)	$(0.28)	$(0.10)	$(0.02)	$0.18	$(0.03)	$(0.06)
share for the period

Baja Mining Corp. MD&A Q1 2012	10

The fluctuations in income (loss) attributable to shareholders of the Company is primarily impacted by foreign exchange fluctuations between the Canadian and US dollars, with the largest impact attributable to Baja’s (Canadian functional currency) US dollar based investment in the Project, and the mark-to-market fair value adjustments on the Company’s derivative instruments. The fluctuation of foreign exchange rates and other market factors, such as copper prices and interest rates impact the magnitude of the fluctuation from quarter to quarter.

The operating costs of the Company are predominantly related to Baja, as the majority of MMB costs are capitalized as the Company continues development of Boleo.

The current quarter loss is primarily the result of mark-to-market adjustments on derivative instruments, and other changes discussed in the section entitled “Review of Operating Results”.

Liquidity and capital resources

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

Due to an administrative error, the commitment fees that were due US Exim on December 18, 2011 were paid in early January 2012. By payment of the commitment fees in January 2012, the Company remedied the error and was able to subsequently draw from the remainder of the senior debt facilities. As at December 31, 2011, the matter was continuing and, in accordance with accounting standards, the Company presented the related liabilities as current on the basis that the Company did not have the unconditional right to defer settlement of these balances for at least twelve months.

Due to the provisions in the senior debt loan agreements, the Company was required to present the US Exim loan balance and mandatory prepayment derivative, along with all other senior debt loan balances and the hedge liability as current liabilities at December 31, 2011. Based on the resolution of this matter in January 2012, these balances reverted to long-term at March 31, 2012.

The Company was in compliance with all covenants associated with these facilities at March 31, 2012. Subsequent to March 31, 2012, management was presented with a preliminary report indicating the expected revised cost to complete the Project. As previously discussed, this report indicated $246 million in costs exceeding the Company’s available funding.

Provisions within the senior debt agreements prevent the Company from drawing on available senior debt facilities unless the funding shortfall is resolved and provides the lenders with the ability to demand accelerated payment should the Company not be able to resolve the funding shortfall within 60 days of identifying the shortfall. Without an additional cash injection, the Project will not be able to proceed past approximately mid-June. As a result, the Company has implemented an aggressive cash flow management strategy and management has been exploring its financing options.

As a result, the Company is not in compliance with all covenants as of the date of this MD&A. Consequently, the Company will be required to present all senior debt balances, the US Exim mandatory prepayment derivative, the hedge liability and the KDB subordinated debt as current liabilities in subsequent periods unless sufficient financing is obtained to meet the revised budget requirements.

Management believes that, based on the underlying value of Boleo, it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis, and while the Company has been successful in obtaining its required funding in the past, there is no assurance that such financing will be available in the near term, or be available on favourable terms, or at all.

Baja Mining Corp. MD&A Q1 2012	11

The Company began drawing on its senior debt facilities in the fourth quarter of 2011. The total proceeds received from senior debt facilities during the first quarter of 2012 was $180.0 million ($nil in 2011). As of March 31, 2012, management expected that the proceeds available from debt and cost overrun facilities would be sufficient to fund the construction of the Project. The Company has $823.0 million of signed and committed Project financing, of which $408.0 million has been drawn to the date of this MD&A.

The Company had working capital of $40.9 million as at March 31, 2012 compared with a working capital deficit of $159.7 million as at December 31, 2011. The primary reason for the working capital deficit at December 31, 2011 was the presentation of senior debt, US Exim mandatory prepayment derivative and the hedge liabilities as current at December 31, 2011. These balances were presented as long-term at March 31, 2012, as discussed above. After removing the impact of these balances from working capital, modified working capital is $35.2 million, which is less than the current year due to the senior debt loan draw on March 28, 2012 and timing of payments.

In addition, at March 31, 2012 the Company held $60.1 million (December 31, 2011 - $31.2 million) in restricted cash of which $53.2 million (December 31, 2011 - $24.3 million) is restricted for use on the Project, $4.9 million (December 31, 2011 - $4.9 million) is restricted to payments on approved closure and reclamation costs and $2.0 million (December 31, 2011 - $2.0 million) is restricted through operating credit facilities. The availability of the Company’s restricted project funds may be limited as a result of the Company’s recently announced cost overruns.

In the first quarter of 2012, the Company received $0.9 million (2011 - $0.4 million) through the exercise of stock options and share purchase warrants.

During 2012, the Company utilized $3.6 million in operations ($2.9 million during 2011). This was measured after taking into account adjustments for non-cash items such as fair value loss on derivative contracts of $22.0 million (loss of $31.2 million in 2011) and unrealized foreign exchange loss of $2.6 million (loss of $5.4 million in 2011). The Company incurred cash expenditures on construction deposits and property, plant and equipment of $131.3 million ($41.9 million in 2011), had an increase in value-added tax recoverable of $9.8 million ($4.0 million in 2011), redeemed short term deposits of $7.9 million (invested $20.6 million in 2011) and utilized $28.9 million (increased $39.3 million in 2011) of its restricted cash on the Project. This increase in spending is consistent with the stage of construction and level of increased activity at the Project since the first quarter of 2011.

The Company’s combined cash and cash equivalents and short-term deposits as at March 31, 2012 totaled $80.2 million compared with $72.7 million as of December 31, 2011. All of the funds are highly liquid and are available immediately. At March 31, 2012, the Company had $71.3 million (December 31, 2011 - $59.2 million) of current liabilities, excluding senior debt and derivative liabilities classified as current at December 31, 2011, with the increase reflecting the Company’s level of site activity. MMB incurs expenditures of approximately $60 million per month in connection with the construction of the Project, and at May 4, 2012 had $41 million of unrestricted cash and access to a further $23.9 million in its restricted intermediary account. Management is reviewing strategies to obtain additional short-term liquidity pending development of a longer-term financing solution.

The additional items that make up the working capital balance include other current assets: deposits, prepaid expenses, value-added tax recoverable and other receivables. The majority of the balance relates to Mexican value-added tax recoverable, which was $30.6 million at March 31, 2012 (December 31, 2011 - $20.8 million), reflecting the increased capital and operating expenditure incurred in the development of the Project during the period. Management expects to recover these amounts within the next 12 months.

Baja Mining Corp. MD&A Q1 2012	12

Commitments, contingencies and contractual obligations

As at March 31, 2012, the Company had the following undiscounted contractual obligations:

Contractual Obligations	Payments due by period (thousands of US dollars)
	Total		Less than 1 year		1-3 years		4-5 years		More than 5
									years
Accounts payable	$52,289		$52,289	$	nil	$	nil	$	nil
Operating lease obligations [1]	$5,303		$470		$1,252		$1,252		$2,329
Contract and purchase commitments [2,3]	$373,435		$366,409		$6,390		$323		$313
Reclamation funding [4]	$8,500		$4,900		$3,600	$	nil	$	nil
Subordinated long-term debt facilities	$298,852	$	nil	$	nil		$123,105		$175,747
Senior long-term debt facilities[5]	$467,772		$5,693		$73,893		$125,631		$262,555
Environmental obligations [6]	$31,854		$327	$	nil	$	nil		$31,527
Total	$1,238,005		$430,088		$85,135		$250,311		$472,471

1

The Company has an office lease for its corporate head office. The lease commits the Company to a 10 year lease at an average monthly lease of $53 (CDN$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480 (CDN$480), as well as a letter of credit (“LC”) of $758 (CDN$757) to the landlord. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

2	The Company has entered into numerous contracts regarding development and operations of the Project. Total contractual obligations entered into at March 31, 2012 are estimated to be $372,329
3	The Company entered into several management and consulting agreements. The future commitments under these contracts amount to $1,106, which are expected to be paid through to 2014.
4

Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In addition to the amount of $4,900 funded to the reclamation fund during 2010 and 2011, the Company has committed to deposit $8,500 into the project reclamation funding account before December 31, 2013.

5

Should the Company not be able to finance its funding shortfall within a 60 day grace period provided for under the senior debt facilities, the lenders have the ability to demand accelerated payment. The table above reflects a scenario in which the loans will not be repaid within twelve months.

6	The Company has recognized an undiscounted asset retirement obligation of $31,854 over an estimated remaining project life in excess of 23 years.

The table above does not include any commitments arising from commitment fees on available facilities related to the Company’s senior debt facilities.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business. The Company may be subject to additional legal proceedings as a result of the project cost increase which exceeds existing financing facilities

Baja Mining Corp. MD&A Q1 2012	13

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity or other derivative instruments obligations.

Provisions within the senior debt agreements prevent the Company from drawing on available senior debt facilities until the funding shortfall is resolved and provides the lenders with the ability to demand accelerated payment should the Company not be able to resolve the funding shortfall by mid-June 2012. Consequently, the Company would be required to present all senior debt balances, the US Exim mandatory prepayment derivative and the hedge liability as current liabilities in subsequent periods until such a time as sufficient financing is in place to meet the revised budget requirements.

Transactions with related parties

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common:

	Three months ended
		March 31,
	2012	2011
	‘000s	‘000s

Directors fees – administration	106	51
Management fees – administration	103	102
Management fees – property, plant and equipment	113	108
	322	261

The Company also recognized office and administration cost recoveries from a company with directors and officers in common during the three months ended March 31, 2012 of $53 thousand (2011 - $47 thousand). The above transactions occurred at commercial terms. The loans from the Consortium also represent related party transactions.

Loans from non-controlling interests of $149.6 million, including accrued interest, were payable as at March 31, 2012. These loans are advanced proportionately to project ownership, which is identical to the terms under which the Company funds the project.

The Company owed $51.5 million on the Baja funding loan facility as at March 31, 2012, which is also payable to the Consortium.

Share capital information
The Company did not grant any stock options to employees or directors of the Company subsequent to the balance sheet date. Since March 31, 2012, 250,000 stock options were exercised and 2,275,000 stock options were forfeited. No warrants were exercised or expired since the most recent balance sheet date.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 340,213,025 issued and outstanding. The Company also had 24,687,500 stock options and 23,576,727 warrants outstanding convertible into one common share per stock option or warrant.

Baja Mining Corp. MD&A Q1 2012	14

Special shareholders meeting

The Company received a letter dated December 16, 2011 from Mount Kellett requisitioning a special meeting at which shareholders were asked to vote on the appointment of two Mount Kellett nominees to the Board, either by replacing two incumbent directors of the Company or by increasing the number of directors from seven to nine. This meeting was held on April 3, 2012 where shareholders chose to maintain the composition of the Board at that time and not increase the number of directors from seven to nine. On May 7, 2012, the two Mount Kellett nominees were appointed to the Board.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is gathered and reported to senior management, including the CEO and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure. Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2011.

Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S. and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s responsibility for internal controls over financial reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We confirm there were no significant changes in internal controls over financial reporting during the most recent interim period ending March 31, 2012.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2011, the Company’s internal controls over financial reporting were effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Baja Mining Corp. MD&A Q1 2012	15

Non-IFRS financial performance measures

Modified working capital

Modified working capital is a non-IFRS performance measure which is a measure of short-term liquidity for the Company, excluding certain impacts which the Company believes are either non-recurring, including the presentation of the senior debt, US Exim mandatory prepayment derivative and hedge liabilities as current liabilities. Management believes that this measure provides investors with the ability to better evaluate the Company’s underlying liquidity. The following table provides a reconciliation of working capital to modified working capital for the periods presented.

	March 31	December 31
(USD thousands unless otherwise noted)	2012	2011

Working capital	40,939	(159,733)
Add:
Current portion of senior debt	-	152,018
Current portion of derivative liabilities	-	42,890
	-	194,908
Modified working capital	40,939	35,175

Modified income (loss)

Modified income (loss) is a non-IFRS performance measure which determines the performance of the Company, excluding certain impacts which the Company believes are either (i) non-recurring, or (ii) recurring, but of a nature which are not reflective of the Company’s underlying performance, including foreign exchange gains (losses), fair value adjustments on derivative instruments and changes in estimate of the Company’s refundable deposit liability. Management believes that these measures provide investors with the ability to better evaluate the Company’s underlying performance. The following table provides a reconciliation of income (loss) to modified income (loss) for the periods presented.

	Three months ended
	March 31
(USD thousands unless otherwise noted)	2012	2011

(Loss) income	(30,200)	(42,772)
Less:
Foreign exchange (loss) gain	(2,319)	(5,424)
Fair value (loss) gain on derivatives instruments	(22,017)	(31,220)
	(24,336)	(36,644)

Modified loss	(5,864)	(6,128)
Modified loss (income) attributable to shareholders	(2,974)	(5,493)
Modified loss per share	(0.01)	(0.02)

Weighted average shares outstanding - basic	339,454,673	334,653,087

Baja Mining Corp. MD&A Q1 2012	16